UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2014
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________
Commission File Number 2-93530

Full title of the plan and the address of the plan, if different from that of the issuer named below:

NORTHEAST UTILITIES SERVICE COMPANY
401k PLAN
107 Selden Street
Berlin, Connecticut 06037-1616

Name of the issuer of the securities held pursuant to the plan and address of its principal executive office:

EVERSOURCE ENERGY
300 Cadwell Drive
Springfield, Massachusetts 01104

Financial Statements and Supplemental Schedule

Northeast Utilities Service Company 401k Plan

Years ended December 31, 2014 and 2013

with Report of Independent Registered

Public Accounting Firm

Northeast Utilities Service Company 401k Plan

Financial Statements and Supplemental Schedule

Table of Contents

Report of Independent Registered Public Accounting Firm

1

Financial Statements:

Statements of Net Assets Available for Benefits

2

Statements of Changes in Net Assets Available for Benefits

3

Notes to Financial Statements

4

Supplemental Schedule:

Form 5500, Schedule H, Part IV, Line 4(i) - Schedule of Assets (Held at End of Year)

19

Signature

20

Exhibit 23 Consent of Independent Registered Public Accounting Firm - Fiondella, Milone &

LaSaracina LLP

All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Participants of

Northeast Utilities Service Company 401k Plan

We have audited the accompanying statements of net assets available for benefits of the Northeast Utilities Service Company 401k Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The information is the responsibility of the Plan's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

By:  /s/ Fiondella, Milone & LaSaracina LLP

Glastonbury, Connecticut

June 23, 2015

Northeast Utilities Service Company 401k Plan

Statements of Net Assets Available for Benefits

	As of December 31,
(Thousands of Dollars)	2014	2013
Assets:
Investments, at Fair Value:
Registered Investment Companies	$ 1,243,958	$ 1,188,281
Investment Contract Held by Insurance Company	691,744	644,938
Wrapper Contract	4,904	4,633
ESOP Allocated Eversource Energy Common Shares	28,018	24,425
Eversource Common Shares Fund	732,775	621,497
Investments Held by Brokerage Link	64,997	57,656
Intermediate Bond Fund	58,512	57,160
Cash and Cash Equivalents	29,457	19,272
Total Investments	2,854,365	2,617,862

Receivables:
Notes Receivable from Participants	42,648	37,456
Receivable from Investment Contract Held by
Insurance Company	-	53,020
Participant Contributions	2,206	1,334
Employer Contributions	857	422
Other Receivables	225	150
Total Receivables	45,936	92,382

Net Assets Available for Benefits at Fair Value	2,900,301	2,710,244
Adjustments from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contract	(37,372)	(30,073)
Net Assets Available for Benefits	$ 2,862,929	$ 2,680,171

See accompanying notes to financial statements.

Northeast Utilities Service Company 401k Plan

Statements of Changes in Net Assets Available for Benefits

	For the Years Ended December 31,
(Thousands of Dollars)	2014	2013
Additions:
Participant Contributions (Including Rollover Contributions)	$ 80,074	$ 51,059
Employer Contributions	30,384	10,104
Employer Contributions - ESOP	-	8,197
Total Contributions	110,458	69,360

Net Appreciation in the Fair Value of Investments	181,528	136,902
Interest and Dividend Income	116,734	59,394
Other Income	979	675
Total Additions	409,699	266,331

Deductions:
Distributions to Participants	(226,299)	(96,220)
Administrative Expenses	(642)	(161)
Total Deductions	(226,941)	(96,381)
Net Increase	182,758	169,950

Transfer from NSTAR Savings Plan on December 31, 2013	-	1,076,621

Net Assets Available for Benefits, Beginning of Year	2,680,171	1,433,600

Net Assets Available for Benefits, End of Year	$ 2,862,929	$ 2,680,171

See accompanying notes to financial statements.

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements

1.

Plan Description

The following is a general description of the Northeast Utilities Service Company 401k Plan (the Plan).  Participants should refer to the Plan document for a more complete description.

General

On April 30, 2015, Northeast Utilities’ legal name was changed to Eversource Energy (Eversource).  Effective February 2, 2015, Northeast Utilities Service Company (NUSCO) commenced doing business as Eversource Energy Service Company (Eversource Service).

Eversource Service, on its behalf and that of other participating subsidiaries of Eversource (together, the Company), established the Plan on January 1, 1985, to provide a convenient method for Company employees to save for their retirement on a regular and long-term basis.  As of December 31, 2014, all operating companies of Eversource and Eversource Service were participating companies of the Plan.  Effective November 25, 2013, the Plan was amended (see Note 8).  Effective December 31, 2013, all assets and liabilities of the NSTAR Savings Plan were transferred into and merged with the Plan.

The Plan is a qualified defined contribution plan subject to the rules and regulations of the Employee Retirement Income Security Act of 1974 (ERISA) that consists of two components: a profit-sharing plan qualified under Section 401(a) of the Internal Revenue Code (IRC) with a cash or deferred arrangement under Section 401(k) of the IRC, and an Employee Stock Ownership Plan (ESOP) within the meaning of Section 4975(e)(7) of the IRC designed to invest primarily in Eversource common shares and intended to qualify under Section 401(a) of the IRC as a stock bonus plan. The participants have the option of receiving distributions upon retirement or termination of employment in the form of cash, in-kind rollovers for Fidelity mutual funds, Eversource common shares, to the extent so invested, and may roll over all or a portion of their Plan balances into an individual retirement account (IRA) or other accepting employer qualified plan and may receive distributions in cash through in-service withdrawals of certain amounts.

The Plan is administered by the Senior Vice President – Human Resources of the Company (the Administrator), who determines eligibility in accordance with Plan documents and makes other interpretations under the Plan at her discretion in conjunction with the Eversource Plan Administration Committee.  The fiduciaries with respect to the Plan are Eversource Service, the Plan Sponsor, the Administrator, the Eversource Service Investment Management Committee (Investment Management Committee), and the Plan Trustee, as defined below.  Eversource Service is responsible for determining who has the authority to amend and terminate the Plan and certain other duties.  The Investment Management Committee is responsible for establishing and implementing Plan investment policies.  The Investment Management Committee selects investment fund options available to participants under the Plan, and monitors the performance and operations of Plan investment managers and the Plan Trustee.

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

1.

Plan Description (continued)

General (continued)

Plan investment assets are held in a trust by Fidelity Management Trust Company (Fidelity), the Plan Trustee. Plan records are maintained by an affiliate of the Trustee, Fidelity Investments Institutional Operations Company, Inc., the Plan record keeper. The Plan Trustee retains the Plan assets and makes distributions as instructed by the Administrator or its designee. The Investment Management Committee is responsible for appointing and removing the Plan Trustee.

Under the Plan, employees may authorize payroll deductions for contributions to the Plan. An employer matching contribution to the Plan is provided in Eversource common shares (see Contributions, beginning on page 7).  The allocation of Eversource common shares to a participant’s account may be made from a combination of Eversource treasury shares and open market repurchases of Eversource common shares.

Investment options available as of December 31, 2014 were as follows:

1.

Eversource Common Shares Fund

2.

Fixed Income Fund (Stable Value)

3.

Fidelity Growth Company K Fund

4.

Fidelity Spartan 500 Index Fund Institutional

5.

Fidelity Low-Priced Stock K Fund

6.

Fidelity Freedom K Income Fund

7.

Fidelity Freedom K 2010 Fund

8.

Fidelity Freedom K 2020 Fund

9.

Fidelity Freedom K 2030 Fund

10.

Fidelity Freedom K 2040 Fund

11.

Fidelity Freedom K 2050 Fund

12.

Fidelity International Discovery K Fund

13.

A self-directed Brokerage Link account

14.

Frank Russell Small Cap Fund

15.

Morgan Stanley Emerging Markets Portfolio I

16.

Morgan Stanley Institutional Small Company Growth Portfolio Class I

17.

Lord Abbett Developing Growth Fund I

18.

Intermediate Bond Fund

19.

Vanguard Windsor II Fund Admiral Shares

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

1.

Plan Description (continued)

ESOP Trust

On March 9, 1992, the Plan was amended to provide for the addition of an ESOP trust and for a new benefit using ESOP shares.  The Plan acquired approximately 10.8 million Eversource common shares from Eversource.  Two-thirds of the employer matching contributions were allocated to participant accounts in ESOP shares and one third of employer matching contributions were allocated to participant accounts in cash.  All shares acquired have been allocated.  Participants with at least three years of vested service (regardless of age) were permitted to direct the reinvestment of ESOP shares to other Plan investments.

Effective November 25, 2013, the Plan was amended to transfer all assets held in the ESOP Fund at its net asset value into the Eversource Common Shares Fund and to redirect all participant contributions directed to the ESOP Fund to the Eversource Common Shares Fund.  Also effective November 25, 2013, the requirement for three years of vested service was eliminated and participants are permitted to immediately diversify out of the Eversource Common Shares Fund into other funds within the Plan.  The amendment did not include the NUSCO Tax Reduction Act Employee Stock Ownership Plan (TRAESOP) and the NUSCO Payroll-Based Employee Stock Ownership Plan (PAYSOP) Fund.

TRAESOP/PAYSOP

On March 9, 1992, the Plan was amended to provide for the merger into the Plan of the TRAESOP and the PAYSOP, which were two ESOPs for which the applicable tax credits had expired.  Participants’ accounts under the TRAESOP and PAYSOP are maintained as separate participant accounts under the Plan.

Dividends

Participants who have holdings in the Eversource Common Share and TRAESOP/PAYSOP Funds in their Plan account can elect to receive dividends paid by these funds on Eversource common shares in cash or continue to have them reinvested automatically in the Plan by allocation of Eversource common shares of equal value.  If a participant holds each of the Eversource share funds, the dividend distribution election applies to all funds.  If no active election is made, dividends will continue to be reinvested.

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

1.

Plan Description (continued)

Contributions

Participant Contributions:  Under the Plan, active participants may contribute up to 50 percent of annual compensation on a pre-tax basis, an after-tax basis, a Roth basis, or a combination of the three, as defined in the Plan document, and as subject to certain Internal Revenue Service (IRS) limitations.  Employees who have not enrolled in the Plan or who have not elected a zero contribution rate within 60 days from their date of hire, automatically are enrolled in the Plan at a contribution rate of three percent of pre-tax eligible earnings, subject to their modification at any time.

All contributions are invested by the Trustee, as directed by each participant in the investment options of the Plan, in one or more investment funds, including the Eversource Common Shares Fund.  For both 2014 and 2013, the maximum combined participant contribution was the lesser of $17,500 or 50 percent of a participant’s pre-tax compensation.  For individuals who are age 50 or older during the 2014 and 2013 calendar years who have made the maximum allowable contribution, a catch-up contribution of an additional $5,500 was permitted.

Employer Contributions: For certain eligible employees, based on date of hire, union status, and participating employer, the Plan provides employer matching contributions of either 100 percent up to a maximum of three percent of eligible compensation or 50 percent up to a maximum of eight percent of eligible compensation.  For newly hired employees, the Plan provides employer matching contributions of 100 percent up to a maximum of three percent of eligible compensation, contributed on a pre-tax and/or Roth basis for each employee, as applicable, with at least six months of service, while employees with less than six months of service receive no Company match.  The Company’s match is comprised of Eversource common shares.

K-Vantage Contributions:  The Plan provides an enhanced defined contribution feature (referred to as K-Vantage), for eligible employees.  The K-Vantage contribution to the Plan, made on a payroll basis, is age and service based and is the amount of the participant’s applicable Plan compensation, as defined by the Plan agreement, multiplied by the applicable percentage, according to the following formula:

Sum of Age and Service Years	Company Contribution
Less than 40 years	2.5% of Plan compensation
40 years or more but less than 60 years	4.5% of Plan compensation
60 years or more	6.5% of Plan compensation

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

1.

Plan Description (continued)

Vesting

A participant is fully vested in his or her own contributions immediately upon making the contribution.  Participants are also immediately vested in employer matching contributions plus actual earnings thereon.

Participants who are eligible for K-Vantage vest in K-Vantage contributions plus actual earnings thereon after 3 years of service.  Upon a termination of the Plan, death or disability of the participant, or upon the complete discontinuance of K-Vantage contributions under the Plan, all affected participants will become vested in these contributions in their accounts.

Forfeitures

As of December 31, 2014 and 2013, investments in the fixed income fund option include $10,757 and $362,211, respectively, of forfeitures that may be used to offset future Company contributions to the Plan.  These forfeitures resulted from participants who terminated prior to being vested in the K-Vantage feature (see Vesting above for further detail).  During 2014 and 2013, the Company used $446,000 and $223,090, respectively, of forfeitures to offset Company contributions to the Plan.

Benefits

Following termination or retirement, the participant has several options:  participants may defer receipt of any balances in their account up to the time they attain age 70½ if their account balance is greater than $1,000; they can initiate a direct rollover of all or a portion of their account in the Plan to another qualified plan or IRA; or they can request a lump sum disbursement.  Participants who have terminated employment may also take partial distributions.  In-service withdrawals and loans are permitted if certain criteria are met.

Participant Accounts

Individual accounts are maintained for Plan participants to reflect each participant’s share of the Company’s contribution, the participant’s contribution and the Plan’s income according to the participant’s investment of his or her own account.  Allocations of income are determined at the participant account level.

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

1.

Plan Description (continued)

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded when it is earned and was $1.6 million and $0.6 million for the years ended December 31, 2014 and 2013, respectively.  No allowances for credit losses have been recorded as of December 31, 2014 and 2013.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Subject to certain limitations, participants may apply for loans from their non-ESOP/non K-Vantage account balances.  Interest on the loan is set at the prime rate plus one percent at the time of borrowing, and the loans are secured by the balance in the participant’s account.  Loans are to be repaid within one to five years (for a general purpose loan) or up to 30 years (for a primary residence loan).

Termination Provision

Although the Company intends to continue the Plan and its contributions to the trust, Eversource Service may terminate the Plan, and each participating subsidiary of Eversource may terminate its participation in the Plan for any reason, in whole or in part, by action of its Board of Directors.  Upon termination of the Plan or complete discontinuance of contributions hereunder, all affected participants shall become immediately vested in their accounts.  In addition, the Plan recordkeeper shall make a final allocation of Company matching contributions and net earnings/(losses) to the participants after payments of all outstanding claims against the Plan have been made.  Thereafter, the participants shall receive a lump sum payment no later than 60 days after the later of: (1) termination of the Plan or (2) receipt of an IRS determination letter stating that such termination does not adversely affect the qualified status of the Plan.

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

2.

Summary of Significant Accounting Policies

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP), and is in accordance with the rules and regulations of ERISA.  The following is a summary of the significant accounting policies used:

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and short-term cash investments that are highly liquid in nature and have original maturities of three months or less.

Plan Estimates

The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of changes in net assets during the reporting period.  Actual results could differ from those estimates.

Investments

Plan investments are stated at fair value.  The fair value of Eversource common shares, investments at registered investment companies, and certain assets in the self-directed Brokerage Link account are based on the closing prices reported on active or non-active markets (see Note 4).  Investments in the Eversource Common Shares Fund are stated at estimated fair values, which have been determined based on unit values.  Unit values are determined by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates.  The unit values of the Eversource Common Shares Fund were $83.47 and $66.38 as of December 31, 2014 and 2013, respectively.  The fair value of the wrapper contract for the Synthetic Guaranteed Investment Contract (synthetic GIC) is based on estimated replacement cost.

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

2.

Summary of Significant Accounting Policies (continued)

Investments (continued)

The contract with The Prudential Insurance Company of America is presented in accordance with the Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) 962, Plan Accounting – Defined Contribution Pension Plans (ASC 962), which discusses the accounting treatment for fully benefit-responsive investment contracts.  As described in ASC 962, investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by ASC 962, the accompanying statements of net assets available for benefits present the fair value of the investment in Investment Contract Held by Insurance Company, as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value.

The accompanying statements of changes in net assets available for benefits present the net appreciation in the fair value of investments, which consists of the realized gains and losses and the unrealized appreciation and depreciation on those investments.  Dividend income is recorded on the ex-dividend date, and interest income is recorded as earned.  Purchases and sales of securities are recorded as of the trade date.

The Plan has investment options for participants, which invest in various securities including registered investment companies, United States government securities, corporate debt instruments, and corporate stocks, including Eversource common shares.  Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Fair Value of Financial Instruments

The Plan applies ASC 820, Fair Value Measurement and Disclosures (ASC 820), for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis.  ASC 820 defines fair value, establishes a fair value hierarchy, and expands disclosures about fair value measurements.

ASC 820 defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability.

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

2.

Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

Investment Contract Held by Insurance Company and Wrapper Contract: The Plan holds a managed synthetic investment contract, or "wrapper" contract.  This contract (issued by Aetna Life Insurance Company; contract MCA-14593 in 1996, transferred on April 1, 2002 to State Street Bank and Trust Company; contract 102014, and transferred on November 15, 2011 to The Prudential Insurance Company of America; contract GA-62427) is comprised of a mixture of government and non-government bonds, managed to the Barclays Capital Intermediate Government Credit Index, which are placed in a trust (with ownership by the Plan) rather than a separate account of the issuer. The wrapper is fully benefit-responsive and provides that participants must execute plan transactions at contract value, and insures the underlying assets at contract value.

As of December 31, 2014 and 2013, the wrapper contract had a fair value of $4.9 million and $4.6 million, respectively.  The fair value of the underlying assets as of December 31, 2014 and 2013 were $691.7 million and $644.9 million, respectively.  There are no reserves against contract value for credit risk of the contract issuance or otherwise.  These assets are managed by PIMCO and Jennison Associates and had a contract value as of December 31, 2014 and 2013 of $659.3 million and $619.5 million, respectively.

The fixed income fund produced an average yield of 1.71 percent and 1.76 percent and crediting interest rate of 2.25 percent and 3.50 percent for the years ended December 31, 2014 and 2013, respectively.  The crediting interest rate is determined semi-annually by The Prudential Insurance Company of America for the years ended December 31, 2014 and 2013, based on current market yields at the time the rate is determined, adjusted for previous gains or losses of the fund.  Management believes that the occurrence of events that would cause the Plan to transact at less than contract value are not probable.  The Prudential Insurance Company of America may not terminate the contract at any amount less than contract value.

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

3.

Investments

The fair value of individual investments representing five percent or more of the Plan’s net assets available for benefits as of December 31, 2014 and 2013, were as follows:

(Thousands of Dollars)	2014	2013
Eversource Common Shares Fund	$ 732,775	$ 621,497
The Prudential Insurance Company of America Contract; GA-62427	691,744	644,938
Fidelity Growth Company K Fund	245,945	225,024
Fidelity Spartan 500 Index Fund Institutional	239,510	212,191
Fidelity Freedom K 2020 Fund	156,639	146,283

For the years ended December 31, 2014 and 2013, the Plan’s investments, including investments bought, sold as well as held during the year, appreciated/(depreciated) in fair value as follows:

(Thousands of Dollars)	2014	2013
ESOP Allocated Eversource Energy Common Shares	$ 5,360	$ (160,295)
Eversource Common Shares Fund	118,842	170,205
Investments held by Brokerage Link	7,648	4,475
Registered Investment Companies	42,529	124,418
Intermediate Bond Fund	7,149	(1,901)
	$ 181,528	$ 136,902

4.

Fair Value Measurements

The Plan discloses fair value measurements pursuant to a framework for measuring fair value in accordance with GAAP.  The Plan follows a fair value hierarchy that prioritizes the inputs used to determine fair value and requires the Plan to classify assets and liabilities carried at fair value based on the observability of these inputs.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.  The three levels of the fair value hierarchy are:

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

4.

Fair Value Measurements (continued)

Level 1 - Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.  Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 - Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which all significant inputs are observable.

Level 3 - Quoted market prices are not available.  Fair value is derived from valuation techniques in which one or more significant inputs or assumptions are unobservable.  The fair values are therefore determined using model-based valuation techniques that include option pricing models, discounted cash flow models, and similar techniques.

The following tables summarize the fair values and levels within the fair value hierarchy:

Fair Value Measurements as of December 31, 2014
	Level 1	Level 2	Level 3	Total
(Thousands of Dollars) Investments
Registered Investment Companies	$ 1,230,437	$ 13,521	$ -	$ 1,243,958
Investment Contract Held by Insurance Company	-	691,744	-	691,744
Wrapper Contract	-	-	4,904	4,904
ESOP Allocated Eversource Energy Common Shares	28,018	-	-	28,018
Eversource Common Shares Fund	-	732,775	-	732,775
Investments Held by Brokerage Link	62,664	2,333	-	64,997
Intermediate Bond Fund	-	58,512	-	58,512
Cash and Cash Equivalents	29,457	-	-	29,457
Total Investments	$ 1,350,576	$ 1,498,885	$ 4,904	$ 2,854,365

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

4.

Fair Value Measurements (continued)

Fair Value Measurements as of December 31, 2013
	Level 1	Level 2	Level 3	Total
(Thousands of Dollars) Investments
Registered Investment Companies	$ 1,176,439	$ 11,842	$ -	$ 1,188,281
Investment Contract Held by Insurance Company	-	644,938	-	644,938
Wrapper Contract	-	-	4,633	4,633
ESOP Allocated Eversource Energy Common Shares	24,425	-	-	24,425
Eversource Common Shares Fund	-	621,497	-	621,497
Investments Held by Brokerage Link	55,957	1,699	-	57,656
Intermediate Bond Fund	-	57,160	-	57,160
Cash and Cash Equivalents	19,272	-	-	19,272
Total Investments	$ 1,276,093	$ 1,337,136	$ 4,633	$ 2,617,862

Fair value of investments in registered investment companies and cash, cash equivalents, and money market funds represents the net asset value of such shares as of the close of business at the end of the period based on quoted active market prices of the underlying investments.  Fair value of the ESOP allocated Eversource Energy common shares and certain investments in the brokerage link assets, including common stock, rights/warrants, exchange-traded options and exchange-traded limited partnerships, are determined by quoted active market prices where available.  These investments have all been categorized as Level 1.

Investments in the Eversource Common Shares Fund are stated at estimated fair values, which have been determined based on unit values.  Unit values are determined by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates.  These investments have been categorized as Level 2, as all the significant assumptions utilized in determining fair value are observable in the market.  Certain investments classified as registered investment companies have been categorized as Level 2, as such funds invest in companies that have been publically traded for less than five years and have small to medium capitalization.  Certificates of deposit in the brokerage link are valued at the balance reported by the issuing bank.  Preferred stock, corporate and government bonds in the brokerage link, the intermediate bond fund, and the underlying assets of the investment contracts (synthetic GIC) are valued based on quoted prices in non-active markets.  These investments have been categorized as Level 2.

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

4.

Fair Value Measurements (continued)

The fair value of the wrapper contract for the synthetic GIC is based on estimated replacement cost, calculated using significant unobservable inputs and is categorized as Level 3.

The table below sets forth a summary of changes in the fair value of the wrapper contract, the Plan’s Level 3 investment asset, for the years ended December 31, 2014 and 2013:

(Thousands of Dollars)	2014	2013
Fair Value, Beginning of Year	$ 4,633	$ 4,684
Changes in Fair Value	575	505
Purchases	1,031	676
Settlements	(1,335)	(1,232)
Fair Value, End of Year	$ 4,904	$ 4,633

The following table represents the significant unobservable inputs and the ranges of values for those inputs as of December 31, 2014:

Instrument	Fair Value (Thousands of Dollars)	Principle Valuation Technique	Unobservable Inputs	Range of Significant Input Values
Wrapper Contract	$4,904	Replacement cost	Discount Yield Rates Duration Indicative Fee	0.6381% – 2.9164% 3.60 – 4.07 years 20 basis points

Significant increases or decreases in the discount rate in isolation would decrease or increase the fair value of the wrapper contract, respectively.  Significant increases or decreases in the duration of the underlying assets or the indicative fee in isolation would increase or decrease the fair value of the wrapper contract, respectively.

5.

Administrative Expenses

The Company pays for certain expenses incurred in the administration of the Plan, with the exception of:

•

Audit fees, loan initiation fees and various fees associated with the Brokerage Link investment option.  Certain fees are paid by the Plan and/or participants.

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

5.

Administrative Expenses (continued)

•

All investment-related expenses of the Plan, any other expenses of the Trustee necessitated by the terms of any particular investment option, and commissions paid with respect to the purchase or sale of common shares for the Plan.  These expenses are paid by the Plan and participants, as applicable.

The Company, at its discretion, may choose to utilize available forfeiture and/or revenue credits (based on a revenue sharing agreement between Eversource Service and Fidelity) to pay for eligible expenses related to the administration of the Plan.  Credits received under this revenue sharing agreement are recognized as Other Income on the Statements of Changes in Net Assets Available for Benefits and may be used to pay certain eligible Plan expenses, or may be allocated to participant accounts at the discretion of the Administrator or the Plan fiduciaries.

For the years ended December 31, 2014 and 2013, the Company did not pay a material amount of administrative expenses on behalf of the Plan.

6.

Tax Status

The IRS has determined, and informed the Company by a letter dated October 17, 2014, that the Plan and related trust are designed in accordance with applicable sections of the IRC.  The Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the related trust continues to be tax-exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan is no longer subject to income tax examinations for years prior to 2011.

7.

Exempt Party-In-Interest

For the years ended December 31, 2014 and 2013, the Plan had investments in 14,099,692 and 5,547,611 common shares of Eversource (including the Eversource Common Shares Fund), respectively, with a cost basis of $571.4 million and $201 million, respectively.  For the years ended December 31, 2014 and 2013, the Plan recorded dividend income of $21.5 million and $8.3 million, respectively, for common shares of Eversource.

Certain Plan investments are shares of registered investment companies managed by the Trustee.  Therefore, these transactions qualify as exempt party-in-interest transactions.  Fees paid by the Plan for the investment management services amounted to $115,553 and $45,122 for the years ended December 31, 2014 and 2013, respectively.

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

7.

Exempt Party-In-Interest (continued)

Transactions under the Plan’s revenue sharing agreement with the Trustee (Note 5) qualify as party-in-interest transactions. Amounts earned under this revenue sharing agreement were $1 million and $0.7 million for the years ended December 31, 2014 and 2013, respectively, of which $0.4 million and $0.1 million, respectively, was used to pay eligible plan expenses.

8.

Plan Amendments

Effective November 25, 2013, the Plan was amended to transfer all assets held in the ESOP Fund at net asset values into the Eversource Common Shares Fund and to redirect all participant contributions directed to the ESOP Fund to the Eversource Common Shares Fund.  The amendment did not include the NUSCO TRAESOP and NUSCO PAYSOP ESOP Funds.

Supplemental Schedule

Northeast Utilities Service Company 401k Plan

EIN 06-810627, Plan No. 005

Form 5500, Schedule H, Part IV, Line 4(i) –

Schedule of Assets (Held at End of Year)

As of December 31, 2014

(Thousands of Dollars)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

*	Eversource Energy	Eversource Common Shares Fund (including the ESOP allocated Eversource Energy Common Shares), $5 par	$ 760,793
	Prudential	Investment Contract	691,744
	Prudential	Wrapper Contract	4,904
*	Fidelity	Growth Company K Fund	245,945
*	Fidelity	Spartan 500 Index Fund Institutional	239,510
*	Fidelity	Low-Priced Stock K Fund	115,147
*	Fidelity	International Discovery K Fund	85,456
*	Fidelity	Freedom K Income Fund	8,768
*	Fidelity	Freedom K 2010 Fund	28,129
*	Fidelity	Freedom K 2020 Fund	156,639
*	Fidelity	Freedom K 2030 Fund	103,598
*	Fidelity	Freedom K 2040 Fund	38,468
*	Fidelity	Freedom K 2050 Fund	9,099
	Morgan Stanley	Emerging Markets Portfolio I	14,530
	Morgan Stanley	Institutional Small Company Growth I
		Portfolio Class	27,632
	Lord Abbett	Developing Growth Fund I	32,338
	Jennison Associates and PIMCO	Intermediate Bond Fund	58,512
	Frank Russell	Small Cap Fund	13,521
	Vanguard	Windsor II Fund Admiral Shares	125,178
*	Various	Brokerage Link	64,997
*	Plan Participants	Loans to Participants **	42,648
*	Eversource Energy	Cash and Cash Equivalents	29,457
			$ 2,897,013

*

Indicates party-in-interest

**

The participant loans have interest rates ranging from 3.25 percent to 10.50 percent with maturity dates ranging from January 1, 2015 to October 16, 2044.

SIGNATURE

The Plan

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTHEAST UTILITIES SERVICE COMPANY 401k PLAN

Date: June 23, 2015	By:	/s/ Christine M. Carmody
Christine M. Carmody Senior Vice President-Human Resources Northeast Utilities Service Company Plan Administrator